UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  3)*

Viridian Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

92790C104
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No. 92790C104	13G

1.	NAMES OF REPORTING PERSONS TCG Crossover GP I, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 983,610 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 983,610 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 983,610 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Consists of 983,610 shares of Common Stock (as defined in Item 2(d) below) of the Issuer (as defined in Item 1(a) below) held of record by TCG Crossover I (as defined in Item 2(a) below). TCG Crossover GP I (as defined in Item 2(a) below) is the general partner of TCG Crossover I and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP I and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 40,248,248 outstanding shares of Common Stock as of November 9, 2022 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2022 (the “Form 10-Q”).

2

CUSIP No. 92790C104	13G

1.	NAMES OF REPORTING PERSONS TCG Crossover Fund I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 983,610 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 983,610 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 983,610 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Consists of 983,610 shares of Common Stock of the Issuer held of record by TCG Crossover I. TCG Crossover GP I is the general partner of TCG Crossover I and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP I and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 40,248,248 outstanding shares of Common Stock as of November 9, 2022 as reported by the Issuer in the Form 10-Q.

3

CUSIP No. 92790C104	13G

1.	NAMES OF REPORTING PERSONS Chen Yu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 983,610 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 983,610 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 983,610 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Consists of 983,610 shares of Common Stock of the Issuer held of record by TCG Crossover I. TCG Crossover GP I is the general partner of TCG Crossover I and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP I and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 40,248,248 outstanding shares of Common Stock as of November 9, 2022 as reported by the Issuer in the Form 10-Q.

4

CUSIP No. 92790C104	13G

Explanatory Note

This Amendment No. 3 amends and restates the statement on Schedule 13G initially filed by TCG Crossover Management, LLC with the Commission on September 10, 2021 as amended by Amendment No. 1 filed with the Commission on September 21, 2021 (“Amendment No. 1”) and Amendment No. 2 filed with the Commission on September 29, 2021 (“Amendment No. 2” together with Amendment No. 1, the “Original Schedule 13G”).

Item 1(a).	Name of Issuer:

Viridian Therapeutics, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

221 Crescent Street, Suite 401

Waltham, Massachusetts 02453

Item 2(a).	Name of Person Filing:

This joint statement on Schedule 13G is being filed by TCG Crossover Fund I, L.P. (“TCG Crossover I”), TCG Crossover GP I, LLC (“TCG Crossover GP I” and together with TCG Crossover I, the “Reporting Entities”) and Chen Yu (the “Reporting Individual”). The Reporting Entities and the Reporting Individual are collectively referred to as the “Reporting Persons.” The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to this Statement as Exhibit 1. Other than those securities reported herein as being held directly by such Reporting Person, each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein.

Item 2(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each Reporting Person is 705 High St., Palo Alto, CA 94301.

Item 2(c).	Citizenship:

TCG Crossover GP I is a limited liability company organized under the laws of the State of Delaware. TCG Crossover I is a limited partnership organized under the laws of the State of Delaware. The Reporting Individual is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value (“Common Stock”).

Item 2(e).	CUSIP Number:

92790C104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person and the corresponding footnotes.*

5

CUSIP No. 92790C104	13G

(b) Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii) Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii) Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv) Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*	Except to the extent of his or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of TCG Crossover I and the limited liability company agreement of TCG Crossover GP I, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certifications.

Not Applicable

Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement.

6

CUSIP No. 92790C104	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

TCG Crossover Fund I, L.P.

By:	TCG Crossover GP I, LLC
Its:	General Partner

By:	/s/ Chen Yu
Managing Member

TCG Crossover GP I, LLC

By:	/s/ Chen Yu
Managing Member

Chen Yu

/s/ Chen Yu

7

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned, and any amendments thereto executed by the undersigned shall be filed on behalf of each of the undersigned without the necessity of filing any additional joint filing agreement. The undersigned acknowledge that each is responsible for the timely filing of such statement on Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the others of the undersigned, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate or incomplete. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: February 14, 2023

TCG Crossover Fund I, L.P.

By:	TCG Crossover GP I, LLC
Its:	General Partner

By:	/s/ Chen Yu
Managing Member

TCG Crossover GP I, LLC

By:	/s/ Chen Yu
Managing Member

Chen Yu

/s/ Chen Yu

8